TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. S4 Joel Zychick, Trustee 1521 Alton Rd. - Ste. 676 Miami Beach, FL 33139	Class A Common Stock	12/13/2024	13,638	$ 303,536.87
-same as above-	Class A Common Stock	12/12/2024	15,880	$ 342,897.51
-same as above-	Class A Common Stock	12/11/2024	15,880	$ 335,433.24
-same as above-	Class A Common Stock	12/10/2024	15,880	$ 349,750.48
-same as above-	Class A Common Stock	12/9/2024	15,880	$ 381,251.66
-same as above-	Class A Common Stock	12/6/2024	15,880	$ 414,986.40
-same as above-	Class A Common Stock	12/5/2024	15,880	$ 411,862.76
-same as above-	Class A Common Stock	12/4/2024	15,880	$ 416,767.38
-same as above-	Class A Common Stock	11/29/2024	15,880	$ 337,872.15
-same as above-	Class A Common Stock	11/27/2024	15,880	$ 317,663.65
-same as above-	Class A Common Stock	11/26/2024	15,880	$ 331,575.39
-same as above-	Class A Common Stock	11/25/2024	15,880	$ 341,849.00
-same as above-	Class A Common Stock	11/22/2024	15,880	$ 346,754.84
-same as above-	Class A Common Stock	10/23/2024	21,875	$ 570,885.51
-same as above-	Class A Common Stock	10/17/2024	11,468	$ 346,828.76
-same as above-	Class A Common Stock	10/17/2024	17,211	$ 520,523.35
-same as above-	Class A Common Stock	10/16/2024	24,016	$ 746,462.88
-same as above-	Class A Common Stock	10/15/2024	32,773	$ 1,043,565.79
-same as above-	Class A Common Stock	10/15/2024	5,997	$ 189,889.79
-same as above-	Class A Common Stock	10/14/2024	8,309	$ 255,902.42
-same as above-	Class A Common Stock	10/14/2024	8,301	$ 255,661.38
-same as above-	Class A Common Stock	9/16/2024	5,470	$ 148,887.75
-same as above-	Class A Common Stock	9/16/2024	7,571	$ 206,069.45
-same as above-	Class A Common Stock	9/16/2024	7,571	$ 206,074.80
-same as above-	Class A Common Stock	9/13/2024	15,880	$ 431,387.09